UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-34990

Bona Film Group Limited

(Exact name of registrant as specified in its charter)

18/F, Tower A, U-town Office Building

No.1 San Feng Bei Li

Chaoyang District, Beijing 100020,

People’s Republic of China

Tel: +86-10-5631-0700

(Address of principal executive office)

Ordinary Shares, par value US$0.0005 per share

American Depositary Shares, each two representing one Ordinary Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: one

Pursuant to the requirements of the Securities Exchange Act of 1934, Bona Film Group Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 18, 2016	Bona Film Group Limited

		By:	/s/ Nicolas Zhi Qi
		Name:	Nicolas Zhi Qi
		Title:	Chief Financial Officer